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Exhibit 12

OWENS-ILLINOIS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in millions, except ratios)

		Six months ended June 30,
		2003	2002
Earnings (loss) before income taxes, minority share owners' interests and cumulative effect of acccounting change		$104.0	$(226.7)
Less:	Equity earnings	(13.6)	(12.2)
Add:	Total fixed charges deducted from earnings	254.8	224.1
	Proportional share of pre-tax earnings of 50% owned associates	6.4	7.1
	Dividends received from less than 50% owned associates	8.0	4.8

	Earnings (deficiency) available for payment of fixed charges	$359.6	$(2.9)

Fixed charges (including the Company's proportional share of 50% owned associates):
	Interest expense	$238.1	$206.5
	Portion of operating lease rental deemed to be interest	5.4	6.1
	Amortization of deferred financing costs and debt discount expense	11.3	11.5

	Total fixed charges deducted from earnings and fixed charges	254.8	224.1
Preferred stock dividends (increased to assumed pre-tax amount)		15.7	15.7

Combined fixed charges and preferred stock dividends		$270.5	$239.8

Ratio of earnings to fixed charges		1.4
Deficiency of earnings available to cover fixed charges			$227.0
Ratio of earnings to combined fixed charges and preferred stock dividends		1.3
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends			$242.7

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OWENS-ILLINOIS, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Dollars in millions, except ratios)